UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Year Ended December 31, 2007

OR

☐  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________________ to __________________.

Commission File No. 0-25121

____________________

A.   Full title of the plan and the address of the plan, if different from that of the issuer named below:

SELECT COMFORT PROFIT SHARING AND 401(k) PLAN

B.   Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SELECT COMFORT CORPORATION

9800 59th Avenue North

Minneapolis, Minnesota 55442

SELECT COMFORT PROFIT SHARING AND 401(k) PLAN

Index to Financial Statements and Exhibit

Report of Independent Registered Public Accounting Firm

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2007 and 2006

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2007 and 2006

Notes to Financial Statements

Supplemental Schedule:

Schedule H, line 4i – Schedule of Assets (Held at End of Year) at December 31, 2007

Signature

Exhibit:

23 – Consent of Independent Registered Public Accounting Firm

Note: All other schedules required by 29 CFR Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

SELECT COMFORT

PROFIT SHARING AND 401(k) PLAN

Financial Statements and Supplemental Schedule

December 31, 2007 and 2006

(With Report of Independent Registered Public Accounting Firm Thereon)

SELECT COMFORT

PROFIT SHARING AND 401(k) PLAN

Report of Independent Registered Public Accounting Firm

The Plan Administrator and Investment Committee of the

Select Comfort Profit Sharing and 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of the Select Comfort Profit Sharing and 401(k) Plan (the Plan) as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in its net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i – Schedule of Assets (held at end of year) as of December 31, 2007 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s administrator. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Minneapolis, Minnesota

June 27, 2008

SELECT COMFORT

PROFIT SHARING AND 401(k) PLAN

Statements of Net Assets Available for Benefits

December 31, 2007 and 2006

	2007	2006
Assets
Participant-directed investments at fair value:
Pooled separate accounts	$37,316,821	$30,722,334
Select Comfort Corporation common stock	2,323,155	6,703,637
Guaranteed income fund	5,975,245	5,874,994
Participant loans	1,405,500	1,204,608
Mutual fund	234,215	—
Self-directed brokerage fund	146,340	189,138

Total investments	47,401,276	44,694,711

Receivables:
Participant contributions	293,827	174,576
Employer contributions	871,347	622,163

Total receivables	1,165,174	796,739

Net assets available for benefits	$48,566,450	$45,491,450

See accompanying notes to financial statements.

SELECT COMFORT

PROFIT SHARING AND 401(k) PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2007 and 2006

	2007	2006
Additions (deductions) to net assets attributed to:
Dividend/interest income	$343,439	$178,451
Net realized/unrealized (depreciation) appreciation in fair value	(692,626)	3,459,304

	(349,187)	3,637,755

Less investment expenses	9,150	7,502

Net investment (loss) income	(358,337)	3,630,253

Participant contributions	6,178,773	5,549,466
Rollovers	738,132	637,260
Employer contributions	3,091,645	2,791,719
Other	—	113,953

Total additions	9,650,213	12,722,651

Deductions from net assets attributed to:
Benefits paid to participants	6,543,032	4,737,861
Plan expenses	32,181	21,375

Total deductions	6,575,213	4,759,236

Net increase	3,075,000	7,963,415

Net assets available for benefits:
Beginning of year	45,491,450	37,528,035

End of year	$48,566,450	$45,491,450

See accompanying notes to financial statements.

SELECT COMFORT

PROFIT SHARING AND 401(k) PLAN

Notes to Financial Statements

December 31, 2007 and 2006

(1)   DESCRIPTION OF THE PLAN

The following brief description of the Select Comfort (the Company) Profit Sharing and 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General – The Plan is a defined contribution plan covering all employees. A full-time employee is eligible on the first day of the calendar month following 30 days of employment provided the employee is age 21 or older. A part-time employee is eligible after completing one year of at least 1,000 hours of service and is age 21 or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The inception date of the Plan was January 1, 1994.

Recordkeeper and Custodian – The Plan assets are in the custody of The Prudential Insurance Company of America (Prudential). Prudential is the recordkeeper, custodian and trustee of the Plan.

Contributions – Each year, participants may contribute a percentage of eligible earnings, as defined by the Plan. Participants can contribute up to 50% of eligible earnings. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. Participants who have attained age 50 before the end of the calendar year are eligible to make catch-up contributions. Company contributions are determined at the discretion of the Company’s Board of Directors.

Participant Accounts – Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, and Plan earnings.

Vesting – Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s discretionary contribution to their accounts plus actual earnings thereon is based on years of service. Participants are vested 25% upon the completion of one year, 50% after two years, 75% after three years, and fully vested after completion of four years of service, or if they have reached normal retirement age of 65, die, or become disabled.

Forfeitures – Forfeited non-vested accounts are used to either reduce Company contributions or to pay administrative expenses. The balances of forfeited non-vested accounts at December 31, 2007 and 2006 were $68,240 and $224,811, respectively. Forfeitures of non-vested amounts were used to pay Plan expenses of $32,181 and $21,375 in 2007 and 2006, respectively. In addition, forfeitures of non-vested amounts reduced 2007 and 2006 Company contributions by $290,000 and $100,000, respectively.

Participant Loans – Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000, or 50% of their vested account balance. Loans are made on a pro-rata basis from all investment funds in which a participant’s account is invested. Loan terms range from one to five years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account. Loans bear interest at the prime rate plus two percentage points for loans initiated from January 1, 2001 to November 8, 2002 or, plus one percentage point for loans initiated from November 9, 2002 to December 31, 2007. Principal and interest are paid ratably through payroll deductions not less frequently than quarterly.

Investment Options – Upon enrollment in the Plan, participants may direct their contributions in 1% increments into any of the eleven investment funds, Company common stock or the Self-Directed Brokerage Account. Participants may modify their investment options daily.

The following descriptions summarize the investment philosophy of the various investment alternatives offered through Prudential as outlined in the fund literature:

Prudential Guaranteed Income Fund – Fixed-interest annuity backed by Prudential Retirement Insurance and Annuity Company’s general account. Funds are invested primarily in private placement bonds, intermediate-term bonds, and commercial mortgages.

Julius Baer International Equity Fund – Funds are invested primarily in foreign stock markets seeking long-term growth of capital.

SELECT COMFORT

PROFIT SHARING AND 401(k) PLAN

Notes to Financial Statements

December 31, 2007 and 2006

Waddell & Reed Large Cap Growth Fund – Funds are invested primarily in equity and equity-related securities of large companies.

LSV Asset Management Large Cap Value Fund– Funds are invested primarily in equity and equity-related securities of large-sized companies, including common stocks, as well as securities convertible into common stocks.

Goldman Sachs Mid Cap Growth Fund – Funds are invested in common stocks of companies that the fund advisor believes offer long-term capital appreciation potential.

PIMCO Core Plus Bond Fund – Funds are invested in a diversified portfolio of fixed-income securities, consistent with preservation of capital.

Granahan Small Cap Growth Fund – Funds are invested in equity securities of small capitalization companies.

Munder Capital Small Cap Value Fund – Funds are invested in common stocks of small capitalization companies that are undervalued.

Oakmark Equity & Income Fund (Class I Shares) – Funds are invested in equity and fixed-income securities that the fund advisor believes offer high current income, preservation and growth of capital.

Dryden Stock Index Fund Z – Fund seeks to provide investment results that correspond to the price and yield performance of the S&P 500 index.

Victory Diversified Stock Fund A – Funds are invested primarily in equity securities and securities convertible into common stock traded on U.S. exchanges and issued by large, established companies.

Self-Directed Brokerage Account – This brokerage account gives the participant access to more than 8,000 mutual funds and any publicly traded stock with a share price greater than $5, with the exception of Select Comfort Corporation common stock.

Select Comfort Corporation Common Stock – Funds are invested in shares of common stock of the Company.

Payment of Benefits – On termination of service due to death, disability, or retirement, or for termination of service due to other reasons, a participant will generally receive a lump-sum amount equal to the value of the participant’s vested interest in his or her account, subject to certain Plan restrictions. Participants may elect to rollover their account balance into a different tax-qualified retirement plan or individual account upon separation from the Company. Participants may also withdraw some or all of their account balances prior to termination, subject to certain Plan restrictions.

Plan Expenses – The Plan allows for recordkeeping fees, legal fees, trustee’s fees, and other reasonable costs of administering the Plan to be paid out of Plan assets.

SELECT COMFORT

PROFIT SHARING AND 401(k) PLAN

Notes to Financial Statements

December 31, 2007 and 2006

(2)   SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The accompanying financial statements of the Plan are prepared under the accrual method of accounting in accordance with U.S. generally accepted accounting principles. Certain prior-year amounts have been reclassified to conform to the current-year presentation.

Investment Valuation and Income Recognition – The Plan’s investments are stated at fair value. The fair value of participation units owned by the Plan in the pooled separate accounts are based on quoted redemption values on the last business day of the Plan year. Select Comfort common stock is valued at the quoted market price on the last business day of the Plan year. Insurance contracts are reported at contract value, which approximates fair value, as determined by the issuer. Participant loans are valued at their outstanding balances, which approximates fair value. The mutual fund is valued at the quoted market price on the last business day of the Plan year.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits – Benefit payments are recorded upon distribution.

Use of Estimates in the Preparation of Financial Statements – The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of change in net assets available for benefits during the reporting period. Predicting future events is inherently an imprecise activity and as such requires the use of judgment. Future results could be materially affected if actual results differ from these estimates and assumptions.

Risks and Uncertainties – The Plan provides for investment in the Company’s common stock, various participant investment options in funds and a self-directed brokerage option which enables participants to invest in any combination of investments. Investment securities are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk and uncertainty, it is reasonably possible that changes in the values of the investments will occur in the near term, and such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits.

Concentration of Market Risk – At December 31, 2007 and 2006, approximately 5% and 15%, respectively, of the Plan’s net assets were invested in the common stock of the Company. The underlying value of the Company’s common stock is entirely dependent upon the performance of the Company and the market’s evaluation of such performance. It is at least reasonably possible that changes in the fair value of the Company’s common stock could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

Impact of New Accounting Standards and Interpretations – In June 2006, the Financial Accounting Standards Board (“FASB”) issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109 (“FIN 48”), which clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with Statement of Financial Accounting Standard (“SFAS”) No. 109, “Accounting for Income Taxes.” FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 was effective for fiscal years beginning after December 15, 2006. The Plan’s adoption of FIN 48 on January 1, 2007 did not have a material impact on the statement of net assets available for benefits or statement of changes in net assets available for benefits.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements, which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS No. 157 applies only to fair value measurements already required or permitted by other accounting standards and does not impose requirements for additional fair value measures. SFAS No. 157 was issued to increase consistency and comparability in reporting fair values. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company does not expect the adoption of SFAS No. 157 to have a material impact on the statement of net assets available for benefits or statement of changes in net assets available for benefits.

SELECT COMFORT

PROFIT SHARING AND 401(k) PLAN

Notes to Financial Statements

December 31, 2007 and 2006

(3)   PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

(4)   FEDERAL INCOME TAX STATUS

The Plan has received a favorable determination letter from the Internal Revenue Service dated January 19, 2005 indicating that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (“the IRC”). Although the Plan has been amended since receiving the determination letter, the Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provisions for income taxes have been made.

(5)   GROUP ANNUITY INSURANCE CONTRACT

The Prudential Guaranteed Income Fund (“the Fund”) offers a full guarantee on principal and interest by Prudential Retirement Insurance and Annuity Company (“the Issuer”), an affiliate of the trustee. As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (“FSP”), investment contracts held in a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under terms of the Plan.

The provisions of the FSP were effective for the Plan year ended December 31, 2006. The adoption of this standard did not have a material impact on the Plan’s financial statements because contract value approximates fair value in all periods presented. As defined by the FSP, the Fund qualifies as a fully benefit-responsive investment contract because it meets all of the following criteria:

a.

The investment contract is effected directly between the Fund and the Issuer and prohibits the Fund from assigning or selling the contract or its proceeds to another party without the consent of the Issuer.

b.	The contract Issuer is obligated to (i) repay principal and interest, or (ii) apply prospective crediting rate adjustments with an assurance the crediting rate will not be less than zero.
c.

The terms of the investment contract require all permitted participant-initiated transactions with the Fund to occur at contract value with no conditions, limits, or restrictions. Permitted participant-initiated transactions are those transactions allowed by the underlying defined-contribution plan, such as withdrawals for benefits, loans, or transfers to other funds within the Plan.

d.

An event that limits the ability of the Fund to transact at contract value with the Issuer (for example, premature termination of the contracts by the Fund, plant closings, plan termination, bankruptcy, mergers, and early retirement incentives) and that also limits the ability of the Fund to transact at contract value with the participants in the Fund must be probable of not occurring.

e.	The Fund itself must allow participants reasonable access to their funds.

The interest crediting rate is determined semi-annually and during 2007 and 2006 resulted in an average annual yield earned and credited to participants of approximately 3.5% and 3.5%, respectively. The minimum crediting rate is 1.5%. The interest crediting rate is calculated based upon many factors, including current economic and market conditions, the general interest rate environment, and both the expected and actual experience of a reference portfolio within the Issuer’s general account.

There is no event that limits the ability of the Plan to transact at contract value with the Issuer. There are also no events and circumstances that would allow the Issuer to terminate the fully benefit-responsive group annuity insurance contract with the Plan and settle at an amount different from contract value.

The credit rating of the Issuer at December 31, 2007 was Aa3 as reported by Moody’s Investors Service.

SELECT COMFORT

PROFIT SHARING AND 401(k) PLAN

Notes to Financial Statements

December 31, 2007 and 2006

(6)   INVESTMENTS

The following presents investments that represent 5% or more of the Plan’s net assets:

	December 31
	2007	2006
Fully benefit-responsive investment contract:
Prudential Guaranteed Income Fund	$5,975,245	$5,874,994

Pooled separate accounts:
Julius Baer International Equity Fund	7,058,589	5,019,264
Waddell & Reed Large Cap Growth Fund	8,820,358	7,271,712
LSV Asset Management Large Cap Value Fund	7,154,640	6,841,492
PIMCO Core Plus Bond Fund	3,767,240	3,055,396
Granahan Small Cap Growth Fund	4,031,856	3,789,951
Munder Capital Small Cap Value Fund	3,550,451	3,745,846

Select Comfort Corporation common stock	N/A	6,703,637

The Plan’s investments (including gains and losses on investments bought and sold, as well as held, during the year) appreciated (depreciated) in value as follows:

	Year ended December 31
	2007	2006
Self-directed brokerage	$(41,018)	$(384)
Pooled separate accounts	2,572,917	3,240,846
Select Comfort Corporation common stock	(3,211,814)	218,842
Mutual fund	(12,711)	—

	$(692,626)	$3,459,304

(7) PARTY-IN-INTEREST TRANSACTIONS

Transactions resulting in plan assets being transferred to or used by a related party are prohibited under ERISA unless a specific exemption applies. Prudential, as custodian of the Plan, and the Company are defined as parties-in-interest with respect to the Plan. The Plan invests in certain investments issued by Prudential and in common stock of the Company. These transactions are exempt under Section 408(b) of ERISA and are not considered prohibited transactions.

SELECT COMFORT

PROFIT SHARING AND 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2007

Identity of issuer or borrower	Description of investment	Number of shares	Current value
Prudential Retirement Insurance and Annuity Company*	Prudential Guaranteed Income Fund	217,901	$5,975,245
Prudential Insurance Co. Separate Account*	Julius Baer International Equity Fund	245,754	7,058,589
Prudential Insurance Co. Separate Account*	Waddell & Reed Large Cap Growth Fund	618,278	8,820,358
Prudential Insurance Co. Separate Account*	LSV Asset Management Large Cap Value Fund	362,509	7,154,640
Prudential Insurance Co. Separate Account*	Goldman Sachs Mid Cap Growth Fund	60,847	886,896
Prudential Insurance Co. Separate Account*	PIMCO Core Plus Bond Fund	278,857	3,767,240
Prudential Insurance Co. Separate Account*	Granahan Small Cap Growth Fund	295,596	4,031,856
Prudential Insurance Co. Separate Account*	Munder Capital Small Cap Value Fund	326,600	3,550,451
Prudential Insurance Co. Separate Account*	Oakmark Equity & Income Fund (Class I Shares)	48,776	1,629,424
Prudential Insurance Co. Separate Account*	Victory Diversified Stock Fund A	23,487	417,367
Prudential Insurance Co. JennisonDryden Mutual Fund*	Dryden Stock Index Fund Z	7,198	234,215
Prudential Financial*	Self-Directed Brokerage Account	—	146,340
Select Comfort Corporation*	Common stock	331,406	2,323,155
Participant loans*	Loans secured by participant-vested balance with interest rates of 5.0% to 9.75% and maturing in 2008 to 2021	—	1,405,500
	Total investments		$47,401,276

* Party-in-Interest.

See accompanying report of Independent Registered Public Accounting Firm.

SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SELECT COMFORT PROFIT SHARING AND 401(k) PLAN (Name of Plan)
Date: June 27, 2008
	By:	/s/ Karen R. Richard
Karen R. Richard Vice President, Compensation and Benefits Plan Administrator